SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              ENVIROKARE TECH, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                   29404N-209
                                 (CUSIP Number)


                                 Robert Davidson
                              Envirokare Tech, Inc.
                          2470 Chandler Avenue, Suite 5
                             Las Vegas, Nevada 89120
                      Tel.: 702-262-1999 Fax: 702-262-1909


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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                November 15, 2001
             (Date of Event which Requires Filing of This Statement)

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CUSIP No. 29404N-209                                                 Page 2 of 4


                                  SCHEDULE 13D


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1    NAME OF REPORTING PERSON                                      Steve Pappas
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  ___
                                                                        (b)  _X_
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3    SEC USE ONLY


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4    SOURCE OF FUNDS
                                                                              OO

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                          U.S.A.
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      NUMBER OF      7    SOLE VOTING POWER
        SHARES                                                         4,427,400
                     -----------------------------------------------------------
     BENEFICIALLY    8    SHARED VOTING POWER
       OWNED BY                                                                0
                     -----------------------------------------------------------
         EACH        9    SOLE DISPOSITIVE POWER
      REPORTING                                                        4,427,400
                     -----------------------------------------------------------
        PERSON       10   SHARED DISPOSITIVE POWER
         WITH                                                                  0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Common Stock                                                      3,407,400
     Warrants to acquire common stock                                  1,020,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                              --
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           17.5%
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14   TYPE OF REPORTING PERSON

                                                                              IN
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


CUSIP No. 29404N-209                                                 Page 3 of 4

Steve Pappas

     The Statement on Schedule 13D, dated March 14, 2001, initially filed by the undersigned, STEVE PAPPAS, as amended by Amendment No. 1, dated June 11, 2001, and Amendment No. 2, dated November 9, 2001 (as so amended, the "Schedule 13D"), is hereby further amended by this Amendment No. 3, dated November 15, 2001, to reflect certain changes in the information previously filed by Mr. Pappas relating to the outstanding Common Stock, par value $.001 per share (the "Common Stock"), of Envirokare Tech, Inc. (the "Issuer"). Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the
Schedule 13D.

     NOTE: The percentage ownership calculations in this Amendment No. 3 are based on 24,356,144 shares of the Issuer's Common Stock outstanding at November 15, 2001.

Item 2. Identity and Background

     Item 2(a) is hereby amended and restated to read in its entirety as follows:

     (a) Name:

     This Statement is filed by Steve Pappas (the "Reporting Person"), as the direct beneficial owner of 4,177,400 shares of Common Stock of the Issuer and indirect beneficial owner of 250,000 shares of Common Stock of the Issuer owned by his wife, and to which the Reporting Person disclaims beneficial ownership.

Item 5. Interest in Securities of the Issuer

     Item 5(a), 5(b) and 5(c) are hereby amended and restated to read in their entirety as follows:

     (a)  Aggregate number of securities       4,427,400 shares of Common Stock*
     Percentage of class of securities:        17.5%

     * NOTE: Reporting Person has direct beneficial ownership of 3,157,400 shares of Common Stock and immediately exercisable warrants to purchase 1,020,000 shares of Common Stock. The Reporting Person has indirect beneficial ownership of 250,000 shares of Common Stock owned by his wife, as to which the Reporting Person disclaims beneficial ownership.

          Steve Pappas previously held 75,000 shares of Issuer's Series A Convertible Preferred Stock, all of which have been converted to Common Stock. See 5(c) below. Steve Pappas acquired his Series A Convertible Preferred Stock on June 11, and March 14, 2001, when he purchased 25,000 and 50,000 shares respectively of Series A Convertible Preferred Stock of the Issuer. Also on those dates, James Pappas and Vanessa Houiris, adult children of Steve Pappas, purchased 50,000 and 100,000 shares respectively each of Series A Convertible Preferred Stock of the Issuer. On June 28, 2001, each of James Pappas and Vanessa Houiris purchased 100,000 Units of the Issuer. Each Unit consists of one share of Common Stock and one warrant, exercisable at any time until June 27, 2003, to purchase one share of Common Stock at an exercise price of $0.50. Neither of James Pappas nor Vanessa Houiris resides in the same household as Steve Pappas. Steve Pappas disclaims beneficial ownership as to the shares owned by James Pappas and by Vanessa Houiris. On November 16, 2001, Helen Pappas, the wife of Steve Pappas, purchased 250,000 shares of Common Stock of the Issuer. Steve Pappas disclaims beneficial ownership as to the shares owned by Helen Pappas. On November 15, 2001, Steve Pappas purchased 340,000 Units of the Issuer. Each Unit consists of a two year promissory note bearing interest at 15% per annum and a warrant, exercisable at any time until July 9, 2003, to purchase three shares of Common Stock for each Unit subscribed, at an exercise price of $0.195 per share.

CUSIP No. 29404N-209                                                 Page 4 of 4


     (b)  Sole voting power:                 4,427,400
          Shared voting power:                       0
          Sole dispositive power:            4,427,400
          Shared dispositive power:                  0

     (c) All of Steve Pappas' 75,000 shares of Series A Convertible Preferred Stock were converted to Common Stock of the Issuer. Each share of Series A Convertible Preferred Stock was convertible into 20 shares of Common Stock. Notice of conversion was timely given by Mr. Pappas. Common Shares were issued as of November 9, 2001. On or about November 1, 2001, Steve Pappas purchased 800,000 shares of Common Stock, in a private transaction, for $0.15 per share, for an aggregate purchase price of $120,000. Beneficial ownership total reflects reduction of 6,600 shares from originally reported figure, which incorrectly overstated ownership by that amount. On November 16, 2001, Helen Pappas, the wife of Steve Pappas, purchased 250,000 shares of Common Stock of the Issuer. Steve Pappas disclaims beneficial ownership as to the shares owned by Helen Pappas. On November 15, 2001, Steve Pappas purchased 340,000 Units of the Issuer. Each Unit consists of a two year promissory note bearing interest at 15% per annum and a warrant, exercisable at any time until July 9, 2003, to purchase three shares of Common Stock for each Unit subscribed, at an exercise price of $0.195 per share.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 15, 2001                     /S/  Steve Pappas
                                            ---------------------------------
                                                 Steve Pappas